SECURITIE 07003227 ISSION

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
~~8-03600~~ 46998

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant	South Carolina	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Dean Swanson — (843) 789-2000
(Area Code - Telephone No.)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Automated Trading Desk Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Automated Trading Desk Brokerage Services, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Automated Trading Desk Brokerage Services, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 21, 2007

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 522,575
Due from clearing brokers	39,509,964
Financial instruments owned, held at clearing brokers - at market value	1,549,792
Accounts receivable	435,199
Investments	20,000
Other assets	32,884
TOTAL ASSETS	$ 42,070,414
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Financial instruments sold, not yet purchased - at market value	$ 1,207,753
Accounts payable and accrued expenses	887,281
Total liabilities	2,095,034
Commitments and contingencies (See Note 9)	
MEMBER'S EQUITY	39,975,380
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 42,070,414

The accompanying notes are an integral part to this Statement of Financial Condition.

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Automated Trading Desk Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), the Nasdaq Stock Market, Inc ("NASDAQ"), the NYSE Arca Exchange ("NYSE"), the Boston Stock Exchange ("BSE"), the Chicago Stock Exchange ("CHX") and the International Securities Exchange, Inc ("ISE"). The Company was organized in 1993 and is a wholly-owned subsidiary of Automated Trading Desk, LLC (the "Parent", or the "Member"). For purposes of this report, an "affiliate" is defined as the Parent or a wholly-owned subsidiary of the Parent.

Nature of Operations—The Company generates its revenues by trading its proprietary account, primarily using various trading models, which result in very short-term, liquid equity positions. The Company also executes trades for various broker-dealer clients, on a principal or agency basis.

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the potential outcome of litigation and regulatory reviews, that affect the Statement of Financial Condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from those estimates.

Financial Instruments—Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at market value. Realized and unrealized gains and losses are included in principal transactions revenues. The fair value of trading positions is based on listed market prices. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

Commissions Revenue—The Company provides trade execution for certain broker-dealer clients earning commissions revenue which is recorded on trade date.

Cash and Cash Equivalents—The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

Trading Rebates and Access Fees—The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from electronic communication networks ("ECN"), NASDAQ and other broker-dealers. In the Statement of Financial Condition, trading rebates are netted against the access fees by counterparty and

are included in Accounts receivable or Accounts payable and accrued expenses, as appropriate.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

3. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations. For Federal and state income tax purposes, the Parent is taxed as a partnership, and the taxable income or loss is reported on the individual income tax returns of the partners. As a result, no expense for Federal or state income tax is recognized by the Company or the Parent.

4. INVESTMENTS

Investments represent preferred stock in the clearing brokers of the Company carried at cost. During 2006, the Company held shares and warrants issued by the NASDAQ Stock Market, Inc. In May 2006, the Company exercised warrants which were converted into additional shares of Common Stock. The Company liquidated all holdings in the NASDAQ Stock Market, Inc in 2006.

The Company also made short term investments with excess cash during the year.

5. RELATED PARTY TRANSACTIONS

Management and Software Licensing Fees—The Parent provides the Company with administrative and support staff and funds other overhead, occupancy and operating costs, which includes compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. The Company has an outstanding payable of $388,000 to the Parent at December 31, 2006, which is included in Accounts payable and accrued expenses.

Communications Costs—Certain communications expenses are paid by the Company on behalf of an affiliate. At December 31, 2006, $1,425 is included in Accounts receivable in the Statement of Financial Condition.

6. DUE FROM CLEARING BROKERS

The Company clears principal and broker-dealer client equity transactions through its clearing broker on a fully disclosed basis. During 2006, the Company began clearing principal equity options on a fully disclosed basis with a separate clearing broker. The amount due from clearing brokers relates primarily to principal trading activity.

7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $39,127,561, which was $39,027,561 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was .02 to 1.

The Company has signed a proprietary accounts of introducing brokers ("PAIB") agreement with its clearing brokers, so as to enable it to include certain assets as allowable assets in its Net Capital computation.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the Statement of Financial Condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short-term proprietary trading strategies.

9. COMMITMENTS AND CONTINGENCIES

Contingencies— By letter dated January 6, 2006 to Automated Trading Desk Specialists, LLC ("ATDS"), a wholly-owned inactive subsidiary of the Parent, the SEC requested information and documents regarding ATDS's trading as a specialist on the CHX. Pursuant to this inquiry, which extends to all specialist firms trading on the regional and option exchanges from 1999 through present day, ATDS faces potential liability for disgorgement, interest and fines related to alleged trading ahead violations committed by specialists on the floor of the CHX. ATDS intends to fully cooperate and will continue to research the allegations completely, including performing a full analysis of any data provided by the SEC.

In connection therewith, management has established an accrual at ATDS that management believes to be appropriate. Further, the SEC indicated in their view that ATDS might be liable

for alleged violations by Chicago Securities Group, L.P. ("CSG LP"), from which the Parent purchased ATDS (f/k/a Chicago Securities Group, LLC, f/k/a QuickStock, LLC), in amounts which could be material. ATDS, with the assistance of counsel, is evaluating its risk related to CSG LP's alleged conduct and intends to vigorously defend such claims.

In the event that ATDS does not prevail in its defenses, it is possible that the Parent, at its discretion, might withdraw capital from the Company to fund ATDS's liability; however, a withdrawal would occur only to the extent permissible under Rule 15c3-1 and as of the date of these financial statements, management has not authorized any such withdrawal.

Also, in the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

Subordinated Revolving Credit Agreement—During 2006, the Company executed a subordinated revolving credit agreement with Bank of New York for a $5,000,000 revolving subordinated line of credit. No amounts have been withdrawn on this revolver. The subordinated revolving credit agreement and other related loan documents have been submitted to the NASD for approval and will not be effective unless and until NASD approval is obtained and certain other closing deliverables are completed.

Risks and Uncertainties—The Company generates a majority of its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

10. SUBSEQUENT EVENTS

On January 4, 2007, the Parent withdrew equity capital in the amount of $37,000,000 to make a one-time distribution to its partner, Automated Trading Desk Holdings, Inc ("ATDH"). The Company notified the SEC and the NASD in accordance with the notification provisions in SEC Rule 15c3-1(e)(1)(i) and remained in capital compliance at all times.

On January 5, 2007, the Parent and ATDH reorganized their corporate structure through the formation of a new holding corporation, Automated Trading Desk, Inc, which issued $68,937,796 in Preferred Stock to a new private equity investor and to existing shareholders (the "Reorganization".) Immediately following this investment, the Parent used a portion of the funds received to replenish $37,700,000 through a contribution of permanent Member's equity capital.

The change in indirect ownership as a result of the Reorganization was approved by the NASD through the Association's continuance of membership process detailed in NASD Rule 1017 on December 22, 2006.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 21, 2007

Automated Trading Desk Brokerage Services, LLC
11 eWall Street
Mount Pleasant, SC 29464

In planning and performing our audit of the financial statements of Automated Trading Desk Brokerage Services, LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP

END